UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

Information to be Included in Statements

Filed Pursuant to § 240.13d-1(a) and Amendments Thereto

Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Republic First Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760416107

(CUSIP Number)

George E. Norcross, III

350 Royal Palm Way, Suite 500

Palm Beach, Florida 33480

(561) 500-4600

With a Copy to:

H. Rodgin Cohen

Mitchell S. Eitel

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

212-558-4000

(Name, address and telephone number of person authorized to receive notices and communications)

June 10, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [    ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760416107	SCHEDULE 13D	Page 2 of 12

1	Names of Reporting Persons George E. Norcross, III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 674,572
	8	Shared Voting Power 0
	9	Sole Dispositive Power 674,572
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 674,572(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.1%(2)
14	Type of Reporting Person (See Instructions) IN

(1)

The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 6,091,450 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 9.6% of the outstanding shares of Common Stock. See Item 5.

(2)

For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of March 31, 2022 is 63,741,533, as reported in the Schedule 13D/A filed by Vernon W. Hill, II with the SEC on April 18, 2022.

CUSIP No. 760416107	SCHEDULE 13D	Page 3 of 12

1	Names of Reporting Persons Avery Conner Capital Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,527,184(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,527,184(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,527,184(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.1%(2)
14	Type of Reporting Person (See Instructions) OO

(3)

4,527,184 shares of Common Stock held by the Avery Conner Capital Trust, of which Philip A. Norcross, Susan D. Hudson, Geoffrey B. Hudson and Rose M. Guida serve as Trustees and may be deemed to have shared beneficial ownership as Trustees.

CUSIP No. 760416107	SCHEDULE 13D	Page 4 of 12

1	Names of Reporting Persons Philip A. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 427,310
	8	Shared Voting Power 4,527,184(3)
	9	Sole Dispositive Power 427,310
	10	Shared Dispositive Power 4,527,184(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,954,494(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.8%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 5 of 12

1	Names of Reporting Persons Susan D. Hudson, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,527,184(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,527,184(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,527,184(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.1%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 6 of 12

1	Names of Reporting Persons Geoffrey B. Hudson, in his capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,527,184(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,527,184(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,527,184(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.1%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 7 of 12

1	Names of Reporting Persons Rose M. Guida, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,527,184(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,527,184(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,527,184(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.1%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 8 of 12

1	Names of Reporting Persons Gregory B. Braca
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 462,384
	8	Shared Voting Power 0
	9	Sole Dispositive Power 462,384
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 462,384(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.7%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 9 of 12

This Amendment No. 17 (“Amendment No. 17”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2022, as amended prior to the date of this Amendment No. 17 (the “Original Schedule 13D”) as specifically set forth herein (as so amended, the “Schedule 13D”). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following immediately prior to the last paragraph of this item:

On June 10, 2022, the Group delivered the following letter to the Board:

Dear Directors:

We write today as holders of nearly 10% of the voting common stock of Republic First Bancorp, Inc. (“Company”). By our count, we are the largest non-insider, non-institutional ownership group of Company stock.

We are of course aware of Judge Diamond’s Order appointing Mr. Putnam as Custodian of the Company, as well as the Court of Appeals for the Third Circuit’s scheduling of an expedited appeal of that Order. We believe, as soon as is appropriate under Judge Diamond’s Order, or any modification thereof by the Third Circuit, immediate and dramatic changes in the Company’s business, executive leadership and governance need to move forward without further delay. The Board needs to act to ensure that the best interests of the Company and all its shareholders are upheld. Time is of the essence, as we believe serious consequences await if the Company does not act as promptly as possible. As you know, we have put forth Gregory Braca, an individual whose credentials are second to none, for the special board seat election contemplated by the Court’s Order, specifically to assist in expediting these actions as quickly as permitted. The actions we request, when taking such action would be in accordance with any applicable Court Orders, are set forth below.

First, the Company has most recently been notified not once, but twice, that it is in violation of Nasdaq’s rules and risks delisting for failure to file its required financial reports for the year ended 2021 and the first quarter of 2022. The failure of management to complete this most basic obligation is an embarrassment to the Company, a shock to the investment community and reminiscent of the antics of a penny stock organization. It must be swiftly corrected.

Second, we have, in the past, repeatedly asked for a meeting with the Company’s Board and executive leadership on a number of items and initiatives. Frankly, our very substantial investment and our long-term interest in the Company warrants such engagement. The reaction of Vernon W. Hill, II to our initial outreach several months ago cannot be repeated here. Subsequently, as all the directors know, almost three months ago on March 11, 2022, we submitted a detailed investment proposal that, among other things, offered to inject much needed capital that would have recapitalized the Company. As far as we can tell, Mr. Hill at that time directed the Board (in its then configuration) and management to not respond or realistically evaluate our proposal. That directive must have been followed, as we never even received the courtesy of a substantive reply, despite repeated follow-up. We were not surprised by the lack of response then, given Mr. Hill’s control over the Board. However, the Board as currently comprised can and should, in the exercise of their fiduciary duties, meet with our group to discuss a path forward for the Company.

CUSIP No. 760416107	SCHEDULE 13D	Page 10 of 12

As part of that discussion, one of the most important elements is the Company’s capital position. The Company’s capital ratios are abysmal and of great concern to all. Mr. Hill even acknowledged this fact when he indicated an intent to raise equity capital over six months ago when the Company’s ratios were much stronger. In short, we believe that need of capital is largely due to the Company’s mismanagement of its investment strategy. It appears the Company ignored market conditions and undertook a disastrous program of purchasing bonds, as a result of which its securities portfolio, which constitutes almost 50% of the Company’s assets, now has a mark-to-market hit of approximately $200 million on a pre-tax basis (including both the available for sale and held to maturity portfolios) according to the most recent regulatory filings. Given that, we believe certain strategic options previously available to the Company may not be realistic at this time and must be critically reassessed.

The Company’s current faulty business model of growth at all costs also needs to be immediately abandoned. Growth can be terrific if done in a balanced way that also drives earnings that can fund future growth. Based on the results of the Company, that has clearly not been the case here. By contrast, the Company’s current focus on high cost deposits, coupled with negative loan growth and a strategy of chasing duration in a bond portfolio with rates about to rise, was a faulty one. Further, our view is the singular focus on retail branches (1) lacks the balance of a more modern operating model that leverages digital capabilities, (2) has led to high operating expenses and (3) put a great deal of pressure on earnings. As we have previously noted, the Company has some of the weakest operating margins and capital ratios in the industry, with return on assets, return on equity and efficiency ratios all substantially below and, and in some cases, less than half their peers. We believe all of the above is a direct result of leadership (or lack thereof) and that there are both short and longer term changes to strategy and execution with the right team, which can begin to quickly change this performance.

Our ability to conduct a detailed financial analysis is, of course, impaired by the Company’s inability to publish any financial statements. We believe this situation, also a consequence of mismanagement, needs to be rectified as soon as possible. The Company needs to hold a shareholder meeting as soon as possible. So long as Vernon W. Hill, II is at the helm, a shroud will hang over all of us. Existing employees will flee and we believe it will be impossible to recruit new high-level talent under the current Chief Executive Officer. The investigation sought by the Company’s auditors should not be difficult to complete expeditiously, as the fundamental question is simple. Did the Company have any unreported related party transactions (real estate, title agency/services, development, construction, acquisition of furniture/fixtures/equipment, site selection, commissions/fees, etc.) directly or indirectly with John Silvestri or any company associated, directly or indirectly (including through family members, estate planning or other associated entities), with him and/or Mr. Hill or did Mr. Hill otherwise violate the OCC Consent Order, dated November 2008, a copy of which is attached. Of course, we all have to recognize the deep forty (40) year personal and business relationship between Messrs. Hill and John Silvestri and the fact they share the same office space and have completed innumerable real estate transactions and partnerships together over the years.

CUSIP No. 760416107	SCHEDULE 13D	Page 11 of 12

We also have to recognize this will be the third time Mr. Hill may be forced to leave a banking institution during his career. On every occasion in the past, the circumstances concerning his forced departure involved similar allegations of self-dealing, improper gains and undisclosed related party financial transactions.

We would again request permission from the Board to increase our ownership position above ten percent. This potential additional substantial investment (of course subject to regulatory approval, which we are prepared to commence immediately), would reflect and solidify our long-term commitment to the Company. Again, we have never received a response from the Board to this prior request.

We have set forth in a very transparent and candid manner our thoughts and ideas for moving the Company forward. We are not speculative investors, a hedge fund or other short-term opportunists. We work and live in the area and only want what is best for the Company so it can grow and prosper again. If the Company is not in agreement or does not support our thoughts and ideas, we are willing and able to hear other ideas and to engage in constructive dialog so long as it is for the betterment of the Company, its shareholders, customers, employees and other stakeholders.

Our group looks forward to receiving a prompt response from the Board, at its earliest opportunity, consistent with the District Court’s and Third Circuit’s Orders, and we and our advisors will be available for discussions with the Board and its advisors on request.

Very truly yours,

/s/ George E. Norcross, III

George E. Norcross, III

/s/ Gregory Braca

Gregory Braca

/s/ Philip A. Norcross

Philip A. Norcross

cc: Alfred Putnam, Esquire, Custodian of Republic First Bancorp, Inc.

CUSIP No. 760416107	SCHEDULE 13D	Page 12 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 13, 2022

George E. Norcross, III

By:	/s/ George E. Norcross, III

Avery Conner Capital Trust

By:	/s/ Philip A. Norcross
Name:	Philip A. Norcross
Title:	Trustee

Philip A. Norcross

By:	/s/ Philip A. Norcross

Susan D. Hudson

By:	/s/ Susan D. Hudson

Geoffrey B. Hudson

By:	/s/ Geoffrey B. Hudson

Rose M. Guida

By:	/s/ Rose M. Guida

Gregory B. Braca

By:	/s/ Gregory B. Braca